SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File No.:  000-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the following registration statements of EDAP TMS S.A. on Forms F-3:  file numbers 333-136811, 333-147762 and  333-152738.

On December 3, 2009 the holders (the “Bondholders”) of  the Company’s 9% senior convertible debentures due 2012 (the “Debentures”) approved a supplement to the terms of the Debentures, offering the possibility to Bondholders, for a period of 12 months, to exchange their Debentures for shares within the limits initially authorized by the shareholders and confirmed by the General Meeting of Shareholders on October 30, 2009 and as defined by the initial terms of the Debentures . The Supplement, as approved on December 3, 2009, is attached hereto as an Exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : December 3, 2009

EDAP TMS S.A.
/S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI CHIEF EXECUTIVE OFFICER

Index to Exhibits

Exhibit No.	Description
99.1	Supplement to 9% Senior Convertible Debenture due October 30, 2012